EXHIBIT 21

Listing of parent and subsidiaries wholly owned, unless otherwise noted, by Florida East Coast Industries, Inc. as of December 31, 2003:

Name of Subsidiary	State of Incorporation/Organization

Florida East Coast Railway, LLC	Florida

Railroad Track Construction Corporation (100% owned by Florida East Coast Railway)	Florida

Florida East Coast Deliveries, Inc. (100% owned by Florida East Coast Railway)	Florida

Flagler Development Company	Florida

Gran Central — Deerwood North, LLC (100% owned by Flagler Development Company)	Delaware

FEC Highway Services, Inc.	Florida

Florida Express Logistics, Inc. (100% owned by FEC Highway Services, Inc.)	Florida

PE Land Holdings, LLC	Florida

FDC PE Building I, Inc.	Florida

FDC PE Building II, Inc.	Florida

FDC PE Building III, Inc.	Florida

Beacon Station 22, 23 and 24 Limited Partnership (100% owned by Flagler Development Company)	Florida

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